EXHIBIT 99.1


27 MARCH 2003

                           TELEWEST COMMUNICATIONS PLC
                     4TH QUARTER AND FULL YEAR RESULTS 2002


FINANCIAL SUMMARY

------------------------------- ---------------------- -------------------- -----------------
                                                 YEAR                 YEAR
                                                ENDED                ENDED
                                          31 DEC 2002          31 DEC 2001          % CHANGE
                                             (POUND)M             (POUND)M
TOTAL TURNOVER *                                1,347                1,323              + 2%

EBITDA **                                         379                  319             + 19%

EBITDA MARGIN **                                  28%                  24%          + 4% PTS

NET LOSS ***                                    (506)                (801)             - 37%

CAPEX                                             477                  653             - 27%
NET DEBT                                        5,269                5,118              + 3%
------------------------------- ---------------------- -------------------- -----------------

* includes Telewest's proportionate share of UKTV and in 2002 is before exceptional item of (pound)16m.

** includes Telewest's proportionate share of UKTV and in 2002 is before exceptional items of (pound)38m.

*** shown before exceptional items in 2002 of (pound)1,712m and in 2001 (pound)1,134m.



HIGHLIGHTS

-    BROADBAND LEADERSHIP

     -    297,000 BROADBAND SUBSCRIBERS TODAY

     -    10% OF CUSTOMERS SUBSCRIBE TO TRIPLE-PLAY (UP FROM 3%)

-    EBITDA BEFORE EXCEPTIONALS UP 19% YEAR-ON-YEAR TO(POUND)379M

-    HEADCOUNT REDUCTIONS OF 1,450 DELIVERED

-    CAPEX DOWN BY 27% YEAR-ON-YEAR

-    EXCEPTIONAL NON-CASH CHARGE OF(POUND)1,643M FOR ASSET IMPAIRMENT

-    FINANCIAL RESTRUCTURING DISCUSSIONS CONTINUE


COMMENTING ON THE RESULTS, CHARLES BURDICK, MANAGING DIRECTOR OF TELEWEST COMMUNICATIONS, SAID:

"We continue our focused strategy designed to accelerate cash generation, future profitability and provide a platform for growth. These results demonstrate the progress we have made. Costs (before redundancy payments) and capex are significantly down and revenues, EBITDA and EBITDA margin are up. We now have 297,000 broadband customers and approximately 80% market share in our cabled areas.

"Our efforts are now focused on sustaining our leadership in broadband, building a profitable customer-base, great customer service and controlling costs. We are building on our strengths in local access to the residential and business customer; the power of bundling multiple services; and our unique position in content through our ownership of Flextech.

Management and staff have responded well in very difficult circumstances and I am confident that the right strategies and steps have now been taken to deliver the vision for this company."

ENQUIRIES TO        TELEWEST COMMUNICATIONS PLC
                    Charles Burdick             managing director                               020 7299 5000
                    Jane Hardman                director of corporate communications            020 7299 5888
                    Richard Williams            head of investor relations                      020 7299 5479

                    And at
                    BRUNSWICK

                    John Sunnucks                                                               020 7404 5959
                    Sarah Tovey                                                                 020 7404 5959


FOR AN AUDIO VISUAL INTERVIEW WITH TELEWEST MANAGING DIRECTOR, CHARLES BURDICK, PLEASE VISIT WWW.CANTOS.COM OR WWW.TELEWEST.CO.UK

FINANCIAL REVIEW

Except where stated otherwise, all profit and loss items are stated before exceptional items.

Total turnover (including our share of UKTV, our joint venture with the BBC) for the year ended 31 December 2002 increased 2% to (pound)1,347 million compared to 2001, driven mainly by 6% growth in the Consumer Division to (pound)910 million. Content Division revenues, including UKTV, fell by (pound)22 million primarily due to the disposal of non-core businesses and the closure of ITV Digital. Business Division revenues fell by (pound)7 million reflecting a continuing weakness in the Carrier market.

Gross margin improved from 63% to 68% for the year with strong improvements in CATV margins, rising telephony margins and a growing number of high margin broadband subscribers. CATV margins improved from 57% to 62% as a result of selected price rises, a reduction in the proportion of subscribers taking lower margin BSkyB premium channels and cost reductions in programming. Telephony margins have improved from 69% to 71% as a result of selected price increases, an improvement in the mix of telephony revenue, improved routing of telephony traffic and a reduction in termination rates for certain calls. Gross margin is stated after having taken into account cost of sales, before depreciation.

Selling, general and administrative expenses ("SG&A") for the year were (pound)499 million, up (pound)8 million on 2001. SG&A includes (pound)25 million of redundancy costs of which (pound)5 million was incurred in the fourth quarter.

As a result of the continuing improvements in revenue, gross margin and cost control, the Group's EBITDA for the year grew 19% to (pound)379 million. This includes our (pound)11 million share of UKTV's EBITDA. EBITDA margin grew from 24% to 28% for the year. EBITDA for the fourth quarter, including (pound)1 million from UKTV, was (pound)99 million. Excluding UKTV, EBITDA for the year was (pound)368 million, up 20% on 2001.

Net loss for the year improved from (pound)801 million to (pound)506 million. The improvement was as a result of the 19% improvement in EBITDA, net foreign exchange gains relating to our US dollar denominated debt, and lower goodwill amortisation costs, partially offset by higher depreciation and interest charges.

Capital expenditure has fallen 27% in 2002 to (pound)477 million as the Group continues its focus on cash and cost control.

In the fourth quarter, Telewest sold for cash its shareholding in SMG for (pound)45 million and Maidstone Studios for (pound)4 million.

As at 31 December 2002, net debt stood at (pound)5,269 million. This comprises (pound)3,419 million of notes and debentures, (pound)231 million of lease and vendor financing, (pound)9 million of other loans and (pound)2,000 million drawn down on our bank facility, offset by cash balances and short term deposits of (pound)390 million.

EXCEPTIONAL ITEMS

The Group has provided (pound)16 million against turnover as a result of a VAT & Duties Tribunal judgement in a dispute over the VAT status of our cable TV listings magazines. Previously this was disclosed as a contingent liability. The amount arises from VAT payable in the period from January 2000 to July 2002. The Company has appealed against this ruling. An exceptional amount of (pound)2 million has also been provided for interest on the amount in dispute.

The Group has provided (pound)22 million for exceptional legal and professional costs of its balance sheet restructuring. Additionally, (pound)29 million is included in interest payable relating to an exceptional write-off of bank facility fees which were previously being carried forward over the lifetime of our Senior Secured facility that is being renegotiated as part of our balance sheet restructuring.

Reflecting current market conditions, the Group has performed impairment tests on the carrying value of its assets. The impairment review was carried out in accordance with UK Accounting Standards to ensure that the carrying value of our separately identifiable assets in both Cable and Content Divisions are stated at no more than their recoverable amount, being the higher of net realisable value and value in use. This has resulted in (pound)1,643 million of exceptional non-cash charges. The non-cash charges comprise of impairment to goodwill ((pound)1,486 million relating to both Cable and Content Divisions' goodwill and (pound)70 million relating to joint ventures' goodwill) and fixed assets ((pound)87 million relating to certain Cable Division fixed assets.)

Net loss after exceptional items for the year was (pound)2,218 million compared to (pound)1,935 million last year.

GOING CONCERN

These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The Board of Directors have confidence in the successful conclusion of a restructuring of the Company's balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. For additional information concerning the proposed restructuring of the Company's balance sheet see Recent Developments. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

AUDIT REPORT

Our auditors have considered the adequacy of the disclosures made in the consolidated financial statements concerning the uncertainty as to the ability of the Company and the Group to continue to meet their debts as they fall due. This depends upon the successful conclusion of the proposed restructuring referred to throughout this results announcement.

In view of the significance of this uncertainty the auditors consider that it should be brought to shareholders' attention but their opinion is not qualified in this respect.

RECENT DEVELOPMENTS

On 30 September 2002, we announced that we had reached a preliminary agreement relating to a financial restructuring ("the Financial Restructuring") with an ad hoc committee of our bondholders ("the Bondholder Committee"). That agreement provides for the cancellation of all outstanding notes and debentures ("the Notes"), representing approximately (pound)3.5 billion of indebtedness, issued by the Company and Telewest Finance (Jersey) Limited and certain other unsecured foreign exchange hedge contracts ("the Hedge Contracts") of the Company in exchange for New Ordinary Shares ("New Shares") representing 97 per cent of the issued share capital of the Company immediately after the Financial Restructuring. The Company's current ordinary shareholders will receive the remaining 3 per cent of the Company's issued ordinary share capital.

We also announced on 30 September 2002 that we were deferring payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the Group's bank facilities and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately (pound)10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition for the winding up of the Company with a UK Court. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will significantly impede the Financial Restructuring process. The Company will of course continue to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On 15 January 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our senior lenders and the Bondholder Committee. In addition, the terms of these facilities have received credit committee approval, subject to documentation and certain other issues, from all of our senior lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the Group's existing bank facilities and are, as noted above, conditional on various matters, including the satisfactory finalisation of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to see the Company through to cash flow positive after completion of the Financial Restructuring.

Negotiations are continuing with the Bondholder Committee, the Company's senior lenders and certain other major stakeholders with a view to the completion of the Restructuring.

BUSINESS REVIEW

CONSUMER DIVISION

Consumer Division revenues grew 6% to (pound)910 million resulting mainly from the growth of our broadband products, increased multi-service penetration and selected price rises. This all contributed to household ARPU growing by 4% to

(pound)41.80 for the year. Compared to the third quarter, ARPU in the fourth quarter grew by 1% to (pound)41.96.

We have seen a three-fold increase to 183,000 triple play customers subscribing to broadband internet, telephone and TV. These triple play customers accounted for 10% of our customer base at the year-end. Triple play customers are our most profitable customer segment and grew by 28,000 in the fourth quarter.

During the fourth quarter, household customers grew by 400 compared to customer losses in the previous two quarters. Revenue growth has been impacted by net household customer losses of 7,000 in 2002, resulting from price rises and more rigorous enforcement of installation fees and disconnection policies in line with our objective of focusing on more cash generative customers. This strategy rather than one of absolute customer growth means that we do not expect to see strong customer growth in the near future. As part of this, we have introduced a (pound)50 upfront payment (offset against any installation fee or subscription payment) for all new customers and we have continued to tighten our credit control policy. We are also not actively selling our entry TV package to new subscribers. We believe initiatives such as these should contribute to profitability, cash generation and churn reductions although may not generate overall customer growth.

Telewest reports churn on a product basis, with 12 month rolling churn figures for broadband internet, residential telephony and CATV. To this we are now adding household churn, which measures those customers who disconnect entirely from Telewest. (A full definition can be found in the operating statistics section of this release.) Household churn in the fourth quarter was 15.7%. Included within this calculation are "uncontrollable" disconnections as customers disconnect when they move out of our addressable areas, which account for approximately 20% of the UK's households.

INTERNET

Internet and other revenues increased by 98% to (pound)79 million in 2002 due to the growth in broadband subscribers.

Net broadband additions in the fourth quarter were 46,000. At the year-end, we had 262,000 broadband subscribers, representing subscriber growth of 21% since the end of the third quarter. This reflects our continued success in broadband - we remain the market leader within our addressable areas. 70% of broadband customers subscribe to the full triple play and 93% take at least one other product. Broadband is also successful in attracting new customers to Telewest. In the fourth quarter, 40% of broadband installations were for subscribers new to Telewest.

As well as our minimum standard 512Kb blueyonder broadband service, we also offer a 1Mb service at twice the connection speed of ADSL. At the year-end, 27,000 or 10% of our broadband subscribers took this 1Mb service. We are currently trialling a faster 2Mb service to 1,500 customers and plan to launch later in the year, demonstrating again our focus on providing broadband leadership.

Broadband growth has continued and as at 26 March, we had 297,000 broadband subscribers, of which 31,000 took the 1Mb service.

In January, we launched a self-installation option for broadband, costing only (pound)12.50 for installation - the lowest permanent entry price to broadband in the UK. This option makes use of cable modems embedded in set-top boxes and is available to our 857,000 digital TV subscribers. We believe this will improve customer satisfaction and reduce our installation costs. We are also trialling a wireless self-installation pack, which we intend to launch later this year.

Together with our dial-up internet services, we have 540,000 internet subscribers. Dial-up is led by SurfUnlimited, which introduces our subscribers to a reliable fixed-fee unmetered service. In the fourth quarter, 19% of our broadband installations were for subscribers who had migrated from SurfUnlimited.

On 1 March 2003, we raised the price of SurfUnlimited by (pound)1 to (pound)13, which remains one of the lowest cost unmetered services in the UK today. The price of our Pay-As-You-Go dial-up internet service has also risen from 1.5p per minute to 2p as we continue to migrate these subscribers to a flat rate service.

We are also continuing to enhance our broadband content by developing our network gaming skills. In alliance with Microsoft, we are conducting consumer trials of the Xbox Live service and aim to develop a fully supportive service, providing a user-friendly connection between the console, PC and cable modem. Xbox Live will enable our broadband internet users to play games online with friends, talk to other players and download current statistics, new levels and characters. We are also working closely with Sony to help, develop and implement technologies to enhance the consumer experience for PlayStation 2 network gaming.

Our current PC based broadband gaming service bygames.com, with 58,000 registered users at the year-end, was recently declared "Best Gaming Service" at the Future UK Internet Awards.


RESIDENTIAL TELEPHONY

The number of telephony subscribers at 1.6m has remained relatively flat for both the year and the fourth quarter. Average monthly revenue per line for the year was (pound)23.16 compared to (pound)22.79 in 2001 reflecting the continued takeup of Talk Unlimited. Average monthly revenue per subscriber was marginally down at (pound)24.92 due to the migration of dial-up internet subscribers to broadband, which reduces second line penetration. Residential telephony revenues were also impacted by the transfer of dial-up minutes of a large ISP's subscribers to a flat rate access regime provided by our Carrier Services unit.

Subscribers to Talk Unlimited, continued to increase with 15,000 net additions in the quarter. This is our 24-hour 7 day-a-week flat rate unmetered residential voice service available for local and national calls in the UK. At the year-end, we had 361,000 Talk Unlimited subscribers representing 22% of our residential telephony base.

At the beginning of 2003, we expanded our flat rate telephony services by launching Talk Evenings and Weekends. For (pound)17.50 per month, it gives our customers totally unlimited local and national weekend and evening calls to anywhere in the UK, including line rental. On 1 March, we expanded this range further by launching Talk International for (pound)3 per month, which offers reduced rates to all international destinations. We are also improving value for our telephony consumers by offering them free voicemail.

On 22 January 2003, the Competition Commission announced that the mobile operators must make significant cuts to their termination rates charged to fixed line operators such as Telewest for fixed to mobile calls. Mobile interconnect costs are a significant cost to our business. These cuts are due to be implemented by 25 July 2003 and we continue to explore options to provide even more innovative new telephone packages, so that we can pass on value to our customers.

CATV

At the year-end, we had 1.3 million TV subscribers, of which 66% are digital subscribers. Of our consumer products, CATV carries the highest upfront investment and lowest margins. Therefore, our focus on cash and on profitable customers has impacted the CATV customer base more than our other products, and net disconnections in the quarter were 11,000. This does however represent a slowing of subscriber losses compared to the previous two quarters. During the year, we have lost 48,000 CATV subscribers as we have shifted our focus towards acquiring profitable customers rather than on pursuing overall subscriber growth.

Initiatives taken during the year to improve mix and target more profitable customers included an August price increase for new customers subscribing to the entry pack. We have now completely withdrawn our entry TV package from sale to new subscribers and any customer who wishes to subscribe to TV as a stand-alone product must take our top-tier basic package, Supreme. We have now also withdrawn the Essential Plus package for new subscribers as we encourage customers to take the full Supreme package.

CATV monthly ARPU remained flat for the year at (pound)20.82. The pay-to-basic ratio has fallen to 72% from 80%. In the fourth quarter, the percentage of subscribers taking our entry package fell to 18% as we began to successfully improve our product mix.

In 2003, improvements to our digital TV packages continue with the addition of Sky Multiplex (offering nine extra movie channels) and ten new basic entertainment channels, providing even more choice and value.

BUSINESS DIVISION

Excluding Carrier Services, the Business Division's revenues for 2002 grew 5% to (pound)224 million. The Division benefited from the strategic focus on high margin data and internet products as we continue to leverage our local network and product set and focus on upselling services to existing customers, which has grown revenues and improved margins.

The focus on upsell has resulted in existing customers renewing contracts and extending services with us such as The Scotsman newspaper. It has extended its existing contract with us for another three years and is also taking additional innovative technology services including IPVPN (Internet Protocol Virtual Private Network) with MPLS (Multi Protocol Label Switching) across various sites. It is also implementing a new Automatic Call Distribution (ACD) system to enhance call handling services in its call centre and adopting a new Internet structure.

Other new data contracts include one providing Littlewoods Leisure with the capacity to run a VOIP (Voice Over Internet Protocol) service. This service ensures the delivery of high quality voice communications across the IP Network, which is constantly monitored to ensure that there is sufficient bandwidth to prioritise the customer's delivery requirements.

We also continue to strengthen our public sector activity with a major contract signed with Newcastle City Council to link and manage the joining of 15 local libraries to the Telewest Schools Wide Area Network, into which 113 schools are connected. The contract is worth (pound)2.1 million over five years.

Carrier Services revenues were (pound)43 million, down from (pound)61 million in 2001 reflecting a weakness in general market conditions. Carrier Services offers our national network to other carriers and operators (such as T-Mobile) for voice and data communications.

CONTENT DIVISION

Content Division revenues totalled (pound)170 million in 2002, including (pound)64 million being our 50% share of UKTV revenue. Content Division revenues are down (pound)22 million in 2002 mainly due to the disposal of non-core businesses. The closure of ITV Digital also had an impact through lost subscription revenue for UKTV.

Advertising revenues of (pound)73 million (including our 50% share of UKTV) for the year were up 12% in a market that saw only a 5% overall rise. This strong performance derives from the viewing strength of its channels, with its viewing share in pay-TV homes growing from 6.1% to 6.6% and its share of basic viewing remaining stable at 20.4%. In 2002, UK Gold was the second most watched basic-pay channel in pay-TV homes, with LivingTV the sixth. The Content Division grew its market share with a 3.4% share of the TV advertising market in the UK, up from 3.0% in 2001.

Subscription revenues of (pound)65 million (including our 50% share of UKTV) in 2002 were down 4% on 2001 and were affected overall by the closure of ITV Digital. This was partially offset by strong subscriber growth at BSkyB and improved tiering at NTL.

On 15 January 2003, Flextech launched its latest TV channel, Ftn and UKTV launched UK Bright Ideas on the new Freeview digital terrestrial platform. These channels joined UK History which launched in October, and the Content Division now has three channels on this new distribution platform.

NOTES:


1. Non-statutory information provided in this document is defined as follows:

o EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

o Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.


2. The following is included in connection with legislation in the United States, the Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 1 July 2002.

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED

---------------------------------------------------------------------------------------------------------------------------
CONSUMER DIVISION
                                                         NET ADDITIONS   NET ADDITIONS     Net additions     Net additions
                                                               Q4 2002            2002           Q4 2001              2001
---------------------------------------------------------------------------------------------------------------------------
Household customers                                                391         (6,994)            21,007            74,278
Blueyonder broadband internet subscribers                       46,046         177,097            31,988            78,229
Telephony subscribers                                            (866)         (1,485)            24,143            77,669
Telephone lines                                                (8,713)        (45,121)            17,885            56,153
Cable television subscribers                                  (11,024)        (47,973)            23,805            92,174
---------------------------------------------------------------------------------------------------------------------------
                                                                                            AS AT 31 DEC      As at 31 Dec
                                                                                                    2002              2001
---------------------------------------------------------------------------------------------------------------------------
Homes passed                                                                                   4,895,956         4,914,155
Homes passed and marketed                                                                      4,699,694         4,713,937
Dual or triple service subscribers (1)                                                         1,228,586         1,218,294
Cable television only subscribers                                                                116,508           138,053
Residential telephony only subscribers                                                           395,133           401,286
Internet only subscribers                                                                         18,398             7,986
Total residential subscribers                                                                  1,758,625         1,765,619
Household penetration                                                                              37.4%             37.5%
Percentage of triple service subscribers (1)                                                       10.4%              3.3%
Percentage of dual or triple service subscribers (1)                                               69.9%             69.0%
Average household churn (2)                                                                        18.2%               N/A
Average monthly revenue per subscriber (3)                                                  (POUND)41.80      (pound)40.03
---------------------------------------------------------------------------------------------------------------------------
BLUEYONDER INTERNET SUBSCRIBERS
Blueyonder broadband                                                                             262,219            85,122
Blueyonder SurfUnlimited                                                                         193,201           184,034
Blueyonder pay-as-you-go                                                                          85,025           119,295
Total Internet subscribers                                                                       540,445           388,451
---------------------------------------------------------------------------------------------------------------------------
BLUEYONDER BROADBAND
Average subscriber churn rate (4)                                                                  12.4%              7.5%
Average monthly revenue per subscriber (5)                                                  (POUND)25.12      (pound)25.21
---------------------------------------------------------------------------------------------------------------------------
RESIDENTIAL TELEPHONY
Residential telephony subscribers                                                              1,614,324         1,615,809
Talk Unlimited subscribers                                                                       360,662           154,566
Residential telephony penetration (6)                                                              34.4%             34.3%
Residential telephone lines                                                                    1,717,191         1,762,312
Second line penetration                                                                             6.4%              9.1%
Average subscriber churn rate (7)                                                                  17.3%             16.5%
Average monthly revenue per line (8)                                                        (POUND)23.16      (pound)22.79
Average monthly revenue per subscriber (9)                                                  (POUND)24.92      (pound)25.09
---------------------------------------------------------------------------------------------------------------------------
CABLE TELEVISION
Cable television subscribers                                                                   1,293,811         1,341,784
Digital television subscribers                                                                   857,472           723,826
Penetration rate (10)                                                                              27.5%             28.5%
Average subscriber churn rate (11)                                                                 21.5%             18.7%
Average monthly revenue per subscriber (12)                                                 (POUND)20.82      (pound)20.75
---------------------------------------------------------------------------------------------------------------------------

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED (CONTINUED)

------------------------------------------------------------------------------------------------------------
                                                                           AS AT 31 DEC        As at 31 Dec
                                                                                   2002                2001
------------------------------------------------------------------------------------------------------------
BUSINESS DIVISION
Business customer accounts                                                       73,746              72,934
Business telephony lines                                                        466,820             444,998
Average business lines per customer account (13)                                    6.3                 6.1
Average annualised monthly revenue per business line (14)                  (POUND)41.96        (pound)44.12
Annualised revenue per customer account (15)                               (POUND)3,114        (pound)3,137
------------------------------------------------------------------------------------------------------------
CONTENT DIVISION
Pay multichannel subscribers                                                  9,764,233          10,504,118
Flextech share of basic viewing (16)                                              20.4%               20.4%
Share of total TV advertising revenues (17)                                        3.4%                3.0%
------------------------------------------------------------------------------------------------------------


      (1) Dual or triple service subscribers are those subscribers who take at least two or all three of our cable television, residential telephony and broadband internet services.
      (2) Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential customers who disconnected or who were disconnected during such period, divided by (ii) the average number of residential customers in such period
      (3) Average monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue of residential customers for such period, divided by (ii) the average number of residential customers in such period.
      (4) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
      (5) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
      (6) Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.
      (7) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
      (8) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.
      (9) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
      (10) Cable television penetration rate at a specified date represents (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.
      (11) Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.
      (12) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.
      (13) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.
      (14) Average annualised monthly revenue per business line represents (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business lines in such period.
      (15)        Average annualised revenue per customer account represents
                  (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business services customers in such period, multiplied by 12 months.
      (16)        Basic viewing over 24 hours in pay-TV homes.
      (17) Includes Flextech's wholly owned channels and UKTV's advertising revenues

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER

-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
                                                                           2002              2002            2002           2001
                                                                         BEFORE       EXCEPTIONAL           TOTAL          TOTAL
                                                                    EXCEPTIONAL             ITEMS
                                                                          ITEMS          (note 5)
                                                                       (POUND)M          (POUND)M        (POUND)M       (POUND)M
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
TURNOVER
Consumer Division:
Cable television                                                            336                 -             336            329
Telephony                                                                   495                 -             495            488
Internet and other                                                           79              (16)              63             40
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
                                                                            910              (16)             894            857
Business Division                                                           267                 -             267            274
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
TOTAL CABLE DIVISION                                                      1,177              (16)           1,161          1,131
CONTENT DIVISION
Programming, transactional and interactive revenues                         106                 -             106            129
Share of joint ventures' turnover (UKTV)                                     64                 -              64             63
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
TOTAL CONTENT DIVISION                                                      170                 -             170            192
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
TOTAL TURNOVER                                                            1,347              (16)           1,331          1,323
Less: share of joint ventures' turnover                                    (64)                 -            (64)           (63)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
GROUP TURNOVER (note 1)                                                   1,283              (16)           1,267          1,260
TOTAL OPERATING COSTS (note 2)                                          (1,524)           (1,595)         (3,119)        (2,572)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
GROUP OPERATING LOSS (note 1)                                             (241)           (1,611)         (1,852)        (1,312)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
Group Turnover                                                            1,283              (16)           1,267          1,260
Operating expenses before depreciation and amortisation                   (915)              (22)           (937)          (954)
                                                               ----------------- ----------------- --------------- --------------
EBITDA (note1)                                                              368              (38)             330            306
Depreciation and amortisation (note 2)                                    (609)           (1,573)         (2,182)        (1,618)
                                                               ----------------- ----------------- --------------- --------------
Group operating loss                                                      (241)           (1,611)         (1,852)        (1,312)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
SHARE OF OPERATING PROFITS OF JOINT VENTURES                                 10                 -              10              9
SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS                        (1)                 -             (1)            (7)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
TOTAL OPERATING LOSS                                                      (232)           (1,611)         (1,843)        (1,310)
GAIN/(LOSS) ON DISPOSAL OF INVESTMENTS                                       36                 -              36            (4)
INTEREST RECEIVABLE AND SIMILAR INCOME (note 3)                             309                 -             309             15
AMOUNTS WRITTEN OFF INVESTMENTS                                            (47)              (70)           (117)          (138)
INTEREST PAYABLE AND SIMILAR CHARGES (note 4)                             (572)              (31)           (603)          (494)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                               (506)           (1,712)         (2,218)        (1,931)
TAX ON LOSS ON ORDINARY ACTIVITIES                                          (1)                 -             (1)            (5)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                (507)           (1,712)         (2,219)        (1,936)
MINORITY INTERESTS                                                            1                 -               1              1
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
LOSS FOR FINANCIAL YEAR                                                   (506)           (1,712)         (2,218)        (1,935)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------
LOSS PER ORDINARY SHARE (pence)                                          (17.6)            (59.6)          (77.2)         (67.2)
-------------------------------------------------------------- ----------------- ----------------- --------------- --------------


The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 10 to 14, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report. The audited consolidated financial information set out pages 10 to 14, does not constitute the Company's statutory accounts for the years ended 31 December 2002 or 2001 but is derived from those accounts. Statutory accounts for 2001 were delivered to the Registrar of Companies following the Company's Annual General Meeting on 11 June 2002. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

TELEWEST COMMUNICATIONS PLC
UK GAAP

SUMMARISED AUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER

-----------------------------------------------------------------------  ---------------------- ----------------------
                                                                                          2002                   2001
                                                                                      (POUND)M               (POUND)M
-----------------------------------------------------------------------  --------- ------------ --------- -------------
FIXED ASSETS
Intangible assets                                                                          157                   1,743
Tangible assets                                                                          3,398                   3,498
Investment in joint ventures:
   Share of gross assets                                                                    45                      30
   Goodwill                                                                                241                     330
   Share of gross liabilities                                                            (146)                   (138)
   Loans to joint ventures                                                                 208                     218
                                                                                     ---------               ---------
                                                                                           348                     440

Investments in associated undertakings and
   participating interests                                                                   8                     107
Other investments                                                                            -                       1
                                                                                     ---------               ---------
                                                                                           356                     548
-----------------------------------------------------------------------  --------- ------------ --------- -------------
                                                                                         3,911                   5,789
-----------------------------------------------------------------------  --------- ------------ --------- -------------
CURRENT ASSETS
Stocks                                                                                      28                      67
Debtors                                                                                    210                     239
Secured cash deposits restricted for more than one year                                     12                      20
Cash at bank and in hand                                                                   390                      14
-----------------------------------------------------------------------  --------- ------------ --------- -------------
                                                                                           640                     340

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR(includes convertible
debt of(pound)282m in 2002)                                                                 (4,410)                   (670)
-----------------------------------------------------------------------  --------- ------------ --------- -------------
NET CURRENT LIABILITIES                                                                (3,770)                   (330)
-----------------------------------------------------------------------  --------- ------------ --------- -------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                      141                   5,459
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE                                     (1,932)                 (5,031)
YEAR (includes convertible debt of(pound)608m in 2002
  and(pound)904m in 2001)
MINORITY INTERESTS                                                                           1                     (1)
-----------------------------------------------------------------------  --------- ------------ --------- -------------
NET (LIABILITIES)/ASSETS                                                               (1,790)                     427
-----------------------------------------------------------------------  --------- ------------ --------- -------------

-----------------------------------------------------------------------  --------- ------------ --------- -------------
EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS                                                   (1,790)                     427
-----------------------------------------------------------------------  --------- ------------ --------- -------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER

----------------------------------------------------------------------------------------------  --------------- ---------------
                                                                                                          2002            2001
                                                                                                      (POUND)M        (POUND)M
----------------------------------------------------------------------------------------------  --------------- ---------------
NET CASH INFLOW FROM OPERATING ACTIVITIES (note 6)                                                         391             348
----------------------------------------------------------------------------------------------  --------------- ---------------
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS                                                              1               3
----------------------------------------------------------------------------------------------  --------------- ---------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest received                                                                                            7               5
Interest received from joint ventures                                                                       12              12
Interest paid                                                                                            (287)           (335)
Dividend paid to minority interests in subsidiary undertaking                                              (1)               -
Interest element of finance lease payments                                                                (18)            (20)
Issue costs of Notes and credit facility arrangement costs                                                   -            (41)
----------------------------------------------------------------------------------------------  --------------- ---------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                    (287)           (379)
----------------------------------------------------------------------------------------------  --------------- ---------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                                        (448)           (548)
Sale of tangible fixed assets                                                                                1               2
----------------------------------------------------------------------------------------------  --------------- ---------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                                                 (447)           (546)
----------------------------------------------------------------------------------------------  --------------- ---------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                                                          -             (6)
Disposal of  subsidiary undertakings                                                                        14              10
Cash disposed of with a subsidiary undertaking                                                               -             (2)
Disposal of associated undertakings                                                                         59               -
Investments in associated undertakings and other participating interests                                   (2)            (26)
----------------------------------------------------------------------------------------------  --------------- ---------------
NET CASH INFLOW/(OUTFLOW) FROM ACQUISITIONS AND DISPOSALS                                                   71            (24)
----------------------------------------------------------------------------------------------  --------------- ---------------
NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                                            (271)           (598)
MANAGEMENT OF LIQUID RESOURCES
Net (increase)/decrease in fixed and secured deposits                                                    (229)              11
----------------------------------------------------------------------------------------------  --------------- ---------------
FINANCING
Net repayment of borrowings under old credit facilities                                                      -           (824)
Net proceeds from borrowings under new credit facilities                                                   640           1,393
Net proceeds from maturity of forward contracts                                                             76               -
Repayments of loans made to joint ventures (net)                                                             9               9
Repayment of SMG equity swap                                                                              (33)               -
Proceeds from issue of Accreting Convertible Notes, 2003                                                     -              30
Repayment of other borrowings                                                                              (2)               -
Proceeds from exercise of share options                                                                      -               6
Capital element of finance lease payments                                                                 (51)            (54)
----------------------------------------------------------------------------------------------  --------------- ---------------
NET CASH INFLOW FROM FINANCING                                                                             639             560
----------------------------------------------------------------------------------------------  --------------- ---------------
INCREASE/(DECREASE) IN CASH IN THE YEAR                                                                    139            (27)
----------------------------------------------------------------------------------------------  --------------- ---------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER

---------------------------------------- --------- --------- ----------- --------- --------- ---------- ----------- -----------
                                            CABLE   CONTENT      INTER-     TOTAL     CABLE    CONTENT      INTER-       TOTAL
                                                             DIVISIONAL                                 DIVISIONAL
                                             2002      2002        2002      2002      2001       2001        2001        2001
                                         (POUND)M  (POUND)M    (POUND)M  (POUND)M  (POUND)M   (POUND)M    (POUND)M    (POUND)M
---------------------------------------- --------- --------- ----------- --------- --------- ---------- ----------- -----------
1  SEGMENTAL ANALYSIS
Group Turnover before exceptional item      1,177       121        (15)     1,283     1,131        143        (14)       1,260
(pound)16m in 2002
Operating expenses before exceptional
items (pound)22m in 2002, depreciation
and amortisation                            (816)     (114)          15     (915)     (833)      (135)          14       (954)
---------------------------------------- --------- --------- ----------- --------- --------- ---------- ----------- -----------
EBITDA before exceptional items               361         7           -       368       298          8           -         306
Exceptional items                            (38)         -           -      (38)         -          -           -           -
---------------------------------------- --------- --------- ----------- --------- --------- ---------- ----------- -----------
EBITDA after exceptional items                323         7           -       330       298          8           -         306
Depreciation and amortisation               (548)      (61)           -     (609)     (497)      (129)           -       (626)
Exceptional items -
  Impairment of tangible assets              (87)         -           -      (87)         -          -           -           -
  Impairment of goodwill                  (1,110)     (376)           -   (1,486)         -      (992)           -       (992)
---------------------------------------- --------- --------- ----------- --------- --------- ---------- ----------- -----------
GROUP OPERATING LOSS                      (1,422)     (430)           -   (1,852)     (199)    (1,113)           -     (1,312)
---------------------------------------- --------- --------- ----------- --------- --------- ---------- ----------- -----------



                                                                                                           2002            2001
                                                                                                       (POUND)M        (POUND)M
------------------------------------------------------------------------------------------------- -------------- ---------------
2  TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                                                               128             142
Business and consumer telephony expenses                                                                    218             238
Content Division cost of sales                                                                               70              83
------------------------------------------------------------------------------------------------- -------------- ---------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                                                     416             463
Depreciation of tangible fixed assets (Includes exceptional write down(pound)87m in 2002)                   577             445
------------------------------------------------------------------------------------------------- -------------- ---------------
                                                                                                            993             908
------------------------------------------------------------------------------------------------- -------------- ---------------
ADMINISTRATION EXPENSES
Selling, general and administrative expenses (Includes exceptional items(pound)22m in 2002)                 521             491
Amortisation of goodwill and intangible assets (Includes exceptional impairment 2002:(
pound)1,486m 2001:(pound)992m)                                                                            1,605           1,173
------------------------------------------------------------------------------------------------- -------------- ---------------
                                                                                                          2,126           1,664
------------------------------------------------------------------------------------------------- -------------- ---------------
TOTAL OPERATING COSTS (Includes exceptional items(pound)1,595m in 2002 and(pound)992m in 2001)            3,119           2,572
------------------------------------------------------------------------------------------------- -------------- ---------------

3  INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                                                          19              15
Exchange gains on foreign currency translation                                                              290               -
------------------------------------------------------------------------------------------------- -------------- ---------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                                                                309              15
------------------------------------------------------------------------------------------------- -------------- ---------------

4  INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated undertakings and joint ventures                                               9              11
On bank loans                                                                                               135             105
Finance costs of Notes and Debentures                                                                       325             329
Finance charges payable in respect of finance leases and hire purchase contracts                             17              19
Exchange losses on foreign currency translation                                                              74              15
Other (Includes exceptional items(pound)31m in 2002)                                                         43              15
------------------------------------------------------------------------------------------------- -------------- ---------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES (Includes exceptional items(pound)31m in 2002)                   603             494
------------------------------------------------------------------------------------------------- -------------- ---------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED AUDITED CONSOLIDATED ACCOUNTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER
--------------------------------------------------------------------------------


5  EXCEPTIONAL ITEMS

The Group continued to review the carrying value of goodwill arising on its acquisitions of subsidiaries, joint ventures and associated undertakings and of its network assets in compliance with FRS 10 and FRS 11. The review resulted in non-cash exceptional adjustments of (pound)1,643 million, being (pound)1,486 million in respect of goodwill impairment of investments in subsidiaries, (pound)87 million of impairment in respect of certain cable assets and (pound)70 million in respect of goodwill impairment in respect of joint ventures.


The Group has provided (pound)16 million against turnover as a result of a VAT & Duties Tribunal judgement in a dispute over the VAT status of our cable TV listings magazines. Previously this was disclosed as a contingent liability. The amount arises from VAT payable in the period from January 2000 to July 2002. The Company has appealed against this ruling. An exceptional amount of (pound)2 million has also been provided for interest on the amount in dispute.



Additionally shown as exceptional items are (pound)22 million of legal and professional costs incurred during 2002 relating to the Financial Restructuring of our balance sheet and (pound)29 million of bank facility fees written off within interest payable which were being carried forward over the lifetime of our Senior Secured Facility that is being re-negotiated as part of the Financial Restructuring.

During 2002 the Group sold its investment in subsidiary undertakings The Way Ahead Group Limited and Maidstone Studios and in its associate undertakings TV Travel Group Limited and SMG plc making an aggregate gain on the disposals of (pound)36 million.

------------------------------------------------------------------------------------------- ------------- --------------
                                                                                                    2002           2001
                                                                                                (POUND)M       (POUND)M
------------------------------------------------------------------------------------------- ------------- --------------
6  RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
Group operating loss                                                                             (1,852)        (1,312)
Depreciation of tangible fixed assets                                                                490            445
Exceptional impairment of tangible fixed assets                                                       87              -
Amortisation of goodwill and intangible assets                                                       119            181
Exceptional impairment of goodwill                                                                 1,486            992
Decrease in stocks and programming inventory                                                           7              2
Decrease in debtors                                                                                   24             23
Increase in creditors                                                                                 30             17
------------------------------------------------------------------------------------------- ------------- --------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                            391            348
------------------------------------------------------------------------------------------- ------------- --------------

7  NET DEBT
Net debt, other than short-term creditors and accruals
------------------------------------------------------------------------------------------- ------------- --------------
Convertible Notes                                                                                    890            904
Other Notes and Debentures                                                                         2,529          2,598
Bank facility                                                                                      2,000          1,324
Other loans                                                                                            9             45
Vendor financing and obligations under finance leases and hire
      purchase contracts                                                                             231            261
------------------------------------------------------------------------------------------- ------------- --------------
TOTAL DEBT                                                                                         5,659          5,132
Less cash at bank and in hand                                                                      (390)           (14)
------------------------------------------------------------------------------------------- ------------- --------------
NET DEBT (before restricted cash deposits)                                                         5,269          5,118
------------------------------------------------------------------------------------------- ------------- --------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE QUARTERS ENDED

--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                     31 DEC      30 SEPT       30 JUN       31 MAR       31 DEC
                                                                       2002         2002         2002         2002         2001
                                                                   (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TURNOVER
Consumer Division:
Cable television                                                         81           82           88           85           86
Telephony                                                               122          122          125          126          126
Internet and other (before Q4 exceptional item of(pound)16m)             23           22           18           16           14
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                        226          226          231          227          226
Business Division                                                        68           68           67           64           71
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL CABLE DIVISION                                                    294          294          298          291          297
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
Content Division
Programming, transactional and interactive                               27           27           26           26           36
revenues
Share of joint ventures' turnover (UKTV)                                 16           15           16           17           17
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL CONTENT DIVISION                                                   43           42           42           43           53
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL TURNOVER (NOTE 1)                                                 337          336          340          334          350
Less: share of joint ventures' turnover                                (16)         (15)         (16)         (17)         (17)
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
GROUP TURNOVER                                                          321          321          324          317          333
TOTAL OPERATING COSTS before exceptional items                        (375)        (382)        (389)        (378)        (402)
EXCEPTIONAL ITEMS (NOTE 2)                                          (1,611)            -            -            -        (992)
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
GROUP OPERATING LOSS after exceptional items                        (1,665)         (61)         (65)         (61)      (1,061)
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
Group Turnover before exceptional VAT adjustment                        321          321          324          317          333
Operating expenses before exceptional items, depreciation and
amortisation                                                          (223)        (227)        (234)        (231)        (240)
                                                                ------------ ------------ ------------ ------------ ------------
EBITDA before exceptional items                                          98           94           90           86           93
Exceptional items (VAT adjustment and restructuring costs)             (38)            -            -            -            -
                                                                ------------ ------------ ------------ ------------ ------------
EBITDA after exceptional items                                           60           94           90           86           93
Depreciation and amortisation                                         (152)        (155)        (155)        (147)        (162)
Exceptional item - impairment of tangible assets                       (87)            -            -            -            -
Exceptional item- impairment of goodwill                            (1,486)            -            -            -        (992)
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
Group operating loss after exceptional items                        (1,665)         (61)         (65)         (61)      (1,061)
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

LOSS FOR THE FINANCIAL PERIOD                                       (1,821)        (158)         (73)        (166)      (1,338)
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
LOSS PER ORDINARY SHARE (pence)                                      (63.3)        (5.6)        (2.5)        (5.8)       (46.5)
--------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------


Note 1 - Total turnover is stated before the Q4 exceptional item of(pound)16m

Note 2 - Exceptional items of (pound)1,611m comprised (pound)1,595m charged to operating costs and (pound)16m charged to turnover

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS
FOR THE QUARTERS ENDED

----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                       31 DEC      30 SEPT      30 JUNE       31 MAR       31 DEC
                                                                         2002         2002         2002         2002         2001
                                                                     (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                              32           31           32           33           33
Business and consumer telephony expenses                                   53           52           58           55           59
Content Division cost of sales                                             22           17           15           16           26
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                   107          100          105          104          118
Depreciation of tangible fixed assets                                     123          125          125          117          117
Exceptional write down of tangible fixed assets                            87            -            -            -            -
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                          317          225          230          221          235
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
ADMINISTRATION EXPENSES:
Selling, general and administrative expenses                              116          127          129          127          122
Exceptional selling, general and administrative expenses                   22            -            -            -            -
Amortisation of goodwill and intangible assets                             29           30           30           30           45
Exceptional item - impairment of goodwill                               1,486            -            -            -          992
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                        1,653          157          159          157        1,159
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL OPERATING COSTS                                                   1,970          382          389          378        1,394
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated                                             2            1            2            4            3
  undertakings and joint ventures
On bank loans                                                              38           36           32           29           33
Finance costs of Notes and Debentures                                      72           84           85           84           83
Finance charges payable in respect of                                       4            4            6            3            8
  finance leases and hire purchase contracts
Exchange losses on foreign currency translation                          (13)          (6)           22           71            9

Other                                                                       1            5            3            3            1
Exceptional items                                                          31            -            -            -            -
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES                                135          124          150          194          137
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                         6            5            5            3            3
Exchange gains on foreign currency translation                             46           58          104           82            -
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                               52           63          109           85            3
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

NET DEBT
Net debt, other than short-term creditors and accruals
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
Convertible Notes                                                         890          893          897          916          904
Other Notes and Debentures                                              2,529        2,560        2,657        2,678        2,598
Bank facility                                                           2,000        1,969        1,807        1,455        1,324
Other loans                                                                 9           35           42           43           45
Vendor financing and obligations under finance                            231          221          246          277          261
  leases and hire purchase contracts
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL DEBT                                                              5,659        5,678        5,649        5,369        5,132
Less cash at bank and in hand                                           (392)        (351)        (341)         (91)         (14)
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
NET DEBT                                                                5,267        5,327        5,308        5,278        5,118
----------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS AND YEAR ENDED 31 DECEMBER

------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
                                                   3 MONTHS       3 MONTHS       3 MONTHS      YEAR           YEAR            YEAR
                                                      ENDED          ENDED          ENDED     ENDED          ENDED           ENDED
                                                     31 DEC         31 DEC         31 DEC    31 DEC         31 DEC          31 DEC
                                                       2002           2002           2001      2002           2002            2001
                                                         $M       (POUND)M       (POUND)M        $M       (POUND)M        (POUND)M
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
REVENUE
Cable television                                        132             82             86       541            336             329
Consumer telephony                                      196            122            126       797            495             488
Internet and other                                       10              6             14       101             63              40
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
TOTAL CONSUMER DIVISION                                 338            210            226     1,439            894             857
Business Services Division                              113             70             66       455            283             268
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
TOTAL CABLE DIVISION                                    451            280            292     1,894          1,177           1,125
Content Division                                         43             27             37       171            106             129
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
TOTAL REVENUE                                           494            307            329     2,065          1,283           1,254
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
OPERATING COSTS AND EXPENSES
Consumer programming expenses                          (52)           (32)           (32)     (206)          (128)           (142)
Business and consumer telephony expenses               (85)           (53)           (57)     (351)          (218)           (235)
Content expenses                                       (35)           (22)           (26)     (113)           (70)            (83)
Depreciation                                          (199)          (123)          (123)     (797)          (495)           (469)
Impairment of fixed assets                          (1,353)          (841)              -   (1,353)          (841)               -
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
Cost of sales                                       (1,724)        (1,071)          (238)   (2,820)        (1,752)           (929)
Selling, general and administrative expenses          (225)          (140)          (123)     (846)          (526)           (497)
Amortisation of goodwill                                  -              -           (46)         -              -           (183)
Impairment of goodwill                              (2,326)        (1,445)          (766)   (2,326)        (1,445)           (766)
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
                                                    (4,275)        (2,656)        (1,173)   (5,992)        (3,723)         (2,375)
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
OPERATING LOSS                                      (3,781)        (2,349)          (844)   (3,927)        (2,440)         (1,121)
OTHER INCOME/(EXPENSE)
Interest income                                          10              6              3        30             19              15
Interest expense                                      (190)          (118)          (127)     (829)          (515)           (487)
Foreign exchange gains/(losses), net                     96             60            (7)       343            213               -
Share of net losses of affiliates and impairment      (182)          (113)          (215)     (190)          (118)           (216)
Minority interest in losses of consolidated
  subsidiaries, net                                       2              1              1         2              1               1
Other, net                                               52             32              4        58             36             (3)
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
LOSS BEFORE INCOME TAXES                            (3,993)        (2,481)        (1,185)   (4,513)        (2,804)         (1,811)
Income tax benefit                                       37             23             63        45             28              70
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
NET LOSS                                            (3,956)        (2,458)        (1,122)   (4,468)        (2,776)         (1,741)
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
Basic and diluted loss per ordinary share           $(1.38)  (pound)(0.86)  (pound)(0.38)   $(1.56)  (pound)(0.97)   (pound)(0.60)

------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------

Operating loss                                      (3,781)        (2,349)          (844)   (3,927)        (2,440)         (1,121)
Add: depreciation, amortisation and impairment
of goodwill and fixed assets                          3,878          2,409            935     4,476          2,781           1,418
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
EBITDA (AFTER NON-CASH SHARE-BASED COMPENSATION          97             60             91       549            341             297
(CREDIT)/COST)
Add back: non-cash share-based compensation
  (credit)/cost                                           -              -              -       (2)            (1)               1
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------
EBITDA (BEFORE NON-CASH SHARE-BASED COMPENSATION         97             60             91       547            340             298
(CREDIT)/COST)
------------------------------------------------- ---------- -------------- -------------- --------- -------------- ---------------


The consolidated financial information as set out on pages 17 to 19, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's 2001 Annual Report, other than where changes are necessary to implement new accounting standards.

The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.6095 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on 31 December 2002. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER

                                                                         2002           2002         2001
                                                                           $M       (POUND)M     (POUND)M
-------------------------------------------------------------- --------------- -------------- ------------
ASSETS
Cash and cash equivalents                                                 628            390           14
Secured cash deposits restricted for more than one year                    19             12           20
Receivables and prepaid expenses                                          346            215          261
-------------------------------------------------------------- --------------- -------------- ------------
Total current assets                                                      993            617          295
Investments                                                               605            376          547
Property and equipment                                                  4,182          2,598        3,473
Goodwill and other intangibles                                            719            447        1,892
Inventory                                                                  45             28           67
Other assets                                                               65             40           58
-------------------------------------------------------------- --------------- -------------- ------------
TOTAL ASSETS                                                            6,609          4,106        6,332
-------------------------------------------------------------- --------------- -------------- ------------

LIABILITIES
Debt                                                                    8,772          5,450        4,897
Other liabilities                                                       1,658          1,030          984
-------------------------------------------------------------- --------------- -------------- ------------
TOTAL LIABILITIES                                                      10,430          6,480        5,881

MINORITY INTERESTS                                                        (2)            (1)            -

SHAREHOLDERS' (DEFICIT)/EQUITY                                        (3,819)        (2,373)          451

-------------------------------------------------------------- --------------- -------------- ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              6,609          4,106        6,332
-------------------------------------------------------------- --------------- -------------- ------------


TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER

                                                                                                2002           2002           2001
                                                                                                  $M       (POUND)M       (POUND)M
----------------------------------------------------------------------------------------- ----------- -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                     (4,468)        (2,776)        (1,741)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation                                                                                     797            495            469
Impairment of fixed assets                                                                     1,353            841              -
Amortisation and impairment of goodwill                                                        2,326          1,445            949
Amortisation of deferred financing costs and issue discount on Senior Discount Debentures        166            103             99
Deferred tax credit                                                                             (45)           (28)           (70)
Unrealised gain on foreign currency translation                                                (343)          (213)           (10)
Non-cash accrued share-based compensation (credit)/cost                                          (2)            (1)              1
Share of net (gains)/losses of affiliates and impairment                                        (16)           (10)            216
Loss on disposal of assets                                                                       148             92              4
Minority interest in losses of consolidated subsidiaries                                           -              -            (1)

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in receivables                                                                             31             19             25
Change in prepaid expenses                                                                        10              6              6
Change in other assets                                                                            24             15              1
Change in accounts payable                                                                        27             17              3
Change in other liabilities                                                                      157             98             62
----------------------------------------------------------------------------------------- ----------- -------------- --------------
NET CASH PROVIDED BY/(USED) IN OPERATING ACTIVITIES                                              165            103             13

NET CASH USED IN INVESTING ACTIVITIES                                                          (587)          (365)          (561)

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                      1,027            638            502

----------------------------------------------------------------------------------------- ----------- -------------- --------------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                                             605            376           (46)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                  23             14             60

----------------------------------------------------------------------------------------- ----------- -------------- --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                       628            390             14
----------------------------------------------------------------------------------------- ----------- -------------- --------------
